THERAVITAE INC.

REGENOCELL THERAPEUTICS, INC.

Summary of Terms for Distribution, Licensing and Common Stock Payment

This summary of terms (the “Term Sheet”) outlines the relevant terms and conditions of a proposed distribution and licensing of certain products/technology by TheraVitae Inc. or its designate (“TVI”) to RegenoCELL Therapeutics, Inc. ("RCT") in exchange for the payment by RCT to TVI of cash and common stock.

Parties:	The parties to this Term Sheet include TheraVitae Inc. (or its designate) and RegenoCELL Therapeutics, Inc.

Products/technology:
TVI is the owner of certain proprietary technology and rights for an angiogenic cell precursor-based product (VesCell™) covered by trade secret and patent applications, actions or continuations; more specifically, November 24, 2004 United States Patent Application 11/271,043; June 1, 2005 United States Number 60/576,266; 60/588,520; PCT/IL2005/000571; December 14, 2005 United States Number 60/636,391; 60/668,739; PCT/IL2005/001345; December 14, 2005 United States Number 60/668,739; 60/636,391; PCT/IL2005/001348; May 31, 2006 United States Number 60/687,115; PCT/IL2006/000633; and March 8, 2006 United States Number 60/780,781, Provisional Application. TVI and/or its affiliates presently treat patients in Bangkok, Thailand and other locations with VesCell™ for cardiovascular and other indications. The extensive clinical experience of TVI with VesCell™ demonstrates both its safety and efficacy for cardiovascular indications. VesCell™ has also been used to treat Peripheral Artery Disease (“PAD”).

License for Cardiovascular Indications:
TVI will grant RCT a renewable four (4) year non-exclusive license for it and its affiliates to market and sell VesCell™ in the territory of Mexico (the “CI Territory”) for all cardiovascular indications. The CI Territory will be expanded to the Islands of the Caribbean excluding the Dominican Republic if RCT elects to establish clinic(s) in these Islands and TVI agrees to such expansion on terms acceptable to TVI. The license will become exclusive for Mexico if during any one calendar year during the first four year term of the license RCT treats more than 1,000 patients in the CI Territory with VesCell™ for cardiovascular indications. The non-exclusive license will automatically renew for an additional four (4) year term if in the third or fourth year a minimum of 500 patients are treated in the CI Territory in any one year.

Supply/Manufacturing Agreement for Cardiovascular Indications:
In connection with the grant of the license, RCT and TVI will enter into a sale and supply agreement pursuant to which RCT shall purchase and TVI shall supply RCT with VesCell™ to treat any qualified patient in the CI Territory for cardiovascular indications. RCT shall at its own expense for each patient, administer blood tests, collect blood and ship it to TVI for processing in accordance with TVI’s instructions. The price for the supply of VesCell™ per patient shall be $20,000. Quantity discounts shall be as follows: 12.5% for two or more patients’ blood draws shipped at the same time. RCT shall be entitled to TVI’s best pricing for VesCell for any sale made for cardiovascular indications in the Islands of the Caribbean or Mexico. RCT and TVI shall negotiate a manufacturing agreement to permit RCT to manufacture VesCell if TVI is unable to supply VesCell for the treatment of qualified patients.

License for PAD
TVI will grant RCT a renewable four (4) year exclusive license for it and its affiliates to market and sell VesCell™ in the territory of the United States of America, Canada and Mexico (the “PAD Territory”) as a treatment for PAD. This exclusive license will automatically renew for additional four (4) year terms if RCT has an active IND program in the United States or has obtained regulatory approval to market and sell for PAD in the United States. RCT will be responsible for all costs associated with obtaining all required regulatory approvals to market and sell VesCell™ for PAD in the PAD Territory. TVI will assist RCT by granting reasonable access to all VesCell™ data and protocols which are relevant for this purpose.

Supply Agreement for PAD Indications:
During the clinical trial phase, TVI will supply VesCell™ at a price in accordance with the Food and Drug Administration Clinical Investigation Regulations for use in clinical trials for PAD Indications. RCT and TVI shall negotiate a manufacturing agreement to permit RCT to manufacture VesCell in the event that TVI is unable to supply VesCell for clinical trials or commercial sale.

Aggregate Purchase Price:
Prior to Closing (as defined below), RCT or its affiliates shall acquire control of a corporation (“PublicCo”) whose shares are publicly traded on the AMEX, OTC Bulletin Board or the NASDAQ Small Cap exchanges. At Closing, RCT shall issue to TVI or its designate ninety million (90,000,000) unregistered common shares of RCT (equal to 60% of the fully diluted common shares). In addition, upon closing its first and subsequent financings, RCT shall pay to TVI or its designate as a license fee twenty-five percent (25%) of the proceeds of each financing to a maximum of $1,000,000. TVI will provide all necessary representations and warranties for such issuance.

Post-Closing Ownership (Fully Diluted Basis):
For one year after Closing, the total number of common shares issued by RCT shall not exceed one hundred fifty million (150,000,000). Sixty percent (60%) of the outstanding common shares will be owned directly or indirectly by TVI. The remaining forty percent (40%) will be owned by the founders of RCT, its financiers, the shareholders of PublicCo and its employees or consultants or reserved for such uses.

Milestones/Clawback:
RCT shall raise sufficient funds as a public company to build its operations and expeditiously pursue approvals from the Food and Drug Administration. Its business plan is to raise a minimum of fifteen million dollars ($15,000,000) in its first year as a public company. In the event that RCT fails to raise sufficient funds to conduct its business and the public trading price of RCT shares at the date the one year lock-up period expires is below twenty-five cents ($.25) per common share, TVI shall have the right to reacquire the PAD business. The cost of reacquisition will include payment for all expenses incurred by RCT to obtain regulatory approvals for the PAD indications.

Board of Directors and Corporate Governance:
At the time of Closing, the Board of Directors of RCT shall initially consist of five (5) persons, two (2) as chosen by TVI, two (2) as chosen by James F. Mongiardo, Chief Executive Officer, and one (1) representative as non-executive chairman as chosen by the board of directors. RCT shall obtain directors’ and officers’ liability insurance on terms acceptable to the Board of Directors. For the first two years after Closing, TVI will agree to vote its shares in accordance with recommendations of the Board of Directors including its composition.

Hiring of Management Team:	All employees hired to serve on the RCT management team shall be approved by the Board of Directors.

Information Rights:
TVI will provide RCT training and access to and the right to use all scientific and marketing materials developed by TVI for cardiovascular and PAD indications for VesCell™. RCT will acknowledge the source of such materials and pay all out of pocket expenses associated with such training or use of such materials.

Lock-Up Period:
TVI’S ownership of RCT shares whether directly or indirectly and all founding shareholders of RCT will agree to a one year lock-up of their respective shares and during the subsequent years will agree to any additional lock-up period required by an underwriter for a public financing approved by the Board of Directors.

Registration Rights
Subject to underwriter agreement, a registration statement filed by RCT may include controlling shareholder shares (both TVI and founding RCT shareholders) for sale in proportion to their respective holdings.

Expenses:	Each party will bear its own expenses (including legal expenses) required in connection with the transactions contemplated hereby.

Closing:
The Closing is expected to occur as soon as possible after the acceptance of the Term Sheet, but no later than April 30, 2008, or such other date acceptable to the parties. The Closing is subject to completion of a satisfactory due diligence review and execution of satisfactory legal agreements incorporating the terms hereof.

Confidentiality:	This term sheet is not subject to confidentiality protection.

Expiration/Dollar Amounts:	This Term Sheet is valid through 6:00 pm United States Eastern Time on April 1, 2008. All references to “$” or “dollars” in this Term Sheet mean the lawful currency of the United States of America.

Conditions:
The provisions of this Term Sheet shall form the basis for the preparation and negotiation of definitive agreements and other documents embodying the terms of this Term Sheet which, when executed and delivered by the parties hereto, shall constitute the final agreements between the parties.

THERAVITAE INC.

By:/s/ David M. Reese
Name: David M. Reese
Title/Date: President and CEO 4/02/08

REGENOCELL THERAPEUTICS, INC.

By:/s/ James F. Mongiardo
Name: James F. Mongiardo
Title/Date: Chief Executive Officer 3/31/08